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                                        Filed Pursuant to SEC Rule 425
                                        Filing Person: UtiliCorp United Inc.
                                        Subject Company: Aquila, Inc.
                                        Target's File Number 1-16315

COMPANY LEADERS ELABORATE ON TENDER OFFER FOR AQUILA
(THIS WAS POSTED ON UTILICORP UNITED INC.'S INTRANET ON NOVEMBER 16, 2001)

Nov. 16, 2001 - In presentations to financial analysts this week, top UtiliCorp executives elaborated on the company's plan to reacquire the 20 percent of Aquila that it doesn't own.

The four-day "road show," which spanned from Los Angeles to New York City, featured Bob Green, Aquila chairman and UCU president and chief operating officer; Dan Streek, chief financial officer; and Ellen Fairchild, vice president of UCU and Aquila Investor Relations.

The meetings allowed the group to offer more insight behind the plan's rationale. Highlights:

     - The regulated U.S. energy market doesn't offer UCU enough opportunity for growth.

     -    UCU is sticking firm with its exchange rate for Aquila stock.

The TRANSCRIPT from yesterday's New York presentation is available. You can also hear a REPLAY of the presentation and view slides. Clippings of news stories regarding the presentation are available on WOW.

Neala Clark, UCU Investor Relations, says at least two more road-shows are slated. One will probably be when UCU actually launches the exchange for Aquila shares. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Securities and Exchange Commission at the Commission's web site at HTTP://WWW.SEC.GOV. Free copies may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations at (816) 421-6600.

EMPLOYEE Q&A: UTILICORP TENDER OFFER FOR AQUILA SHARES (NOV. 15, 2001) (THIS WAS POSTED ON UTILICORP UNITED INC.'S INTRANET ON NOVEMBER 16, 2001)

1. WHAT OPTIONS DO AQUILA SHAREHOLDERS HAVE REGARDING THE TENDER OFFER? When UtiliCorp initiates the offer, it will send all Aquila shareholders a prospectus describing the offer terms and other important information that should be read before making a decision.

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In connection with the offer, Aquila shareholders will have the following alternatives, each of which will be described in greater detail in the prospectus:

     - Accept the offer and tender their shares. UCU will complete the offer only if the majority of outstanding publicly held Aquila shares are tendered.

     - Reject the offer and not tender their Aquila shares. NOTE: IF THE TENDER OFFER IS COMPLETED BECAUSE THE MAJORITY OF OUTSTANDING PUBLICLY HELD AQUILA SHARES ARE TENDERED AND OTHER CONDITIONS TO THE OFFER ARE SATISFIED, UCU WILL CREATE A SUBSIDIARY THAT WILL MERGE WITH AQUILA. AQUILA SHARES NOT TENDERED PRIOR TO THE MERGER WILL BE CONVERTED INTO UCU SHARES (AT THE SAME RATIO SPECIFIED IN THE EXCHANGE OFFER) UNLESS THE SHAREHOLDER PROPERLY EXERCISES APPRAISAL RIGHTS. AQUILA SHAREHOLDERS WHO PROPERLY EXERCISE APPRAISAL RIGHTS (PROCEDURES WILL BE DESCRIBED IN THE PROSPECTUS) WILL RECEIVE CASH FOR THOSE SHARES EQUAL TO THEIR APPRAISED "FAIR VALUE" AS DETERMINED BY A DELAWARE COURT.

2. HOW WAS THE OFFER PRICE DETERMINED?
The UCU Board of Directors determined the exchange ratio with the assistance of company senior management and a financial advisor. UCU has received an opinion from its financial advisor that the exchange ratio is fair to UCU. Aquila intends to retain a separate financial advisor.

3. WHY NOT WAIT UNTIL THE MARKET REBOUNDS AND PROCEED WITH THE AQUILA SPIN AS PLANNED?
The UCU Board's decision not to proceed with the spin-off of Aquila was based on a variety of factors that will be described in the prospectus. These include the change in market perception of energy trading companies and the inherent benefits available to a larger recombined company.

4. HOW DOES UCU THINK THE INVESTMENT COMMUNITY WILL RESPOND TO THE OFFER?
UCU believes once the investment community fully understands the rationale for the offer, it should support the recombination of UCU and Aquila and view this move as best for the long-term interest of UCU shareholders.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the

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Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.